September 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Ms. Hanna Teshome

Re:

Franklin Receivables LLC (the “Registrant”)

Registration Statement on Form S-3, File No. 333-134782

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrants hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 10:00 a.m., Eastern Standard Time, on Friday, September 15, 2006, or as soon as thereafter as practicable.

The Registrants acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

FRANKLIN RECEIVABLES LLC,

as Registrant

BY:

FRANKLIN CAPITAL CORPORATION,

its managing member

By:

  /s/ Harold E. Miller, Jr.

Harold E. Miller, Jr.

President and Chief Executive Officer